SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Carvana Co.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

146869102

(CUSIP Number)

December 12, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146869102	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS 2014 Fidel Family Trust dated June 16, 2014
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,944,869
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,944,869
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,869
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.89% (a)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(a)	Beneficial ownership percentage is based upon (1) 15,908,195 shares of Class A Common Stock, par value $0.001 per share, of Carvana Co. (“Class A Shares”) issued and outstanding as of November 3, 2017, based on information reported by Carvana Co. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017, plus (2) 1,944,869 Class A Shares acquired by the Reporting Person from Carvana Co. as of December 12, 2017.

CUSIP No. 146869102	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Kathryn L. Fidel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,944,869 (a)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,944,869 (a)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,944,869
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.89% (b)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(a)	Kathryn L. Fidel is the sole trustee of the 2014 Fidel Family Trust dated June 16, 2014 (the “Trust”). Therefore, for purposes of Rule 13d-3, Kathryn L. Fidel may be deemed to beneficially own the 1,944,869 shares of Class A Common Stock held by the Trust.
(b)	Beneficial ownership percentage is based upon (1) 15,908,195 shares of Class A Common Stock, par value $0.001 per share, of Carvana Co. (“Class A Shares”) issued and outstanding as of November 3, 2017, based on information reported by Carvana Co. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017, plus (2) 1,944,869 Class A Shares acquired by the Reporting Person from Carvana Co. as of December 12, 2017.

CUSIP No. 146869102	13G	Page 4 of 8 Pages

Item 1.

(a)	Name of Issuer: Carvana Co.

(b)	Address of Issuer’s Principal Executive Offices:

1930 W. Rio Salado Pkwy, Tempe, Arizona 85281

Item 2.

(a)	Names of Persons Filing:

2014 Fidel Family Trust dated June 16, 2014

Kathryn L. Fidel

(b)	Address of Principal Business Office or, if None, Residence:

2014 Fidel Family Trust dated June 16, 2014

5901 E. Calle del Norte

Phoenix, AZ 85018

Kathryn L. Fidel

5901 E. Calle del Norte

Phoenix, AZ 85018

(c)	Citizenship or Place of Organization:

2014 Fidel Family Trust dated June 16, 2014 is a trust organized under the laws of the state of Arizona.

Kathryn L. Fidel is a citizen of the United States of America.

(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share

(e)	CUSIP Number: 146869102

Item 3.  If this statement is filed pursuant to § § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 146869102	13G	Page 5 of 8 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
2014 Fidel Family Trust dated June 16, 2014	1,944,869
Kathryn L. Fidel	1,944,869
(b) Percent of class:
2014 Fidel Family Trust dated June 16, 2014	10.89%
Kathryn L. Fidel	10.89%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
2014 Fidel Family Trust dated June 16, 2014	1,944,869
Kathryn L. Fidel	1,944,869
(ii) Shared power to vote or to direct the vote:
2014 Fidel Family Trust dated June 16, 2014	0
Kathryn L. Fidel	0
(iii) Sole power to dispose or to direct the disposition of:
2014 Fidel Family Trust dated June 16, 2014	1,944,869
Kathryn L. Fidel	1,944,869
(iv) Shared power to dispose or to direct the disposition of:
2014 Fidel Family Trust dated June 16, 2014	0
Kathryn L. Fidel	0

All 1,944,869 shares of Class A Common Stock are held by the 2014 Fidel Family Trust dated June 16, 2014 (the “Trust”). Kathryn L. Fidel is the sole trustee of the Trust. Therefore, for purposes of Rule 13d-3, Kathryn L. Fidel may be deemed to beneficially own the 1,944,869 shares of Class A Common Stock held by the Trust.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No. 146869102	13G	Page 6 of 8 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 146869102	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2017
(Date)

2014 Fidel Family Trust dated June 16, 2014

By:	/s/ Kathryn L. Fidel
Name: Kathryn L. Fidel
Title: Trustee

/s/ Kathryn L. Fidel
Name: Kathryn L. Fidel

CUSIP No. 146869102	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 22, 2017

2014 Fidel Family Trust dated June 16, 2014

By:	/s/ Kathryn L. Fidel
Name: Kathryn L. Fidel
Title: Trustee

/s/ Kathryn L. Fidel
Name: Kathryn L. Fidel